

Mail Stop 4631

July 24, 2009

via U.S. mail and facsimile

Gordon A. Milne, Chief Financial Officer
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, California 91302

> **RE: The Ryland Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2009**
> **Form 8-K Filed on June 25, 2009**
> **File No. 1-8029**

Dear Mr. Milne:

We have reviewed your response letter dated July 1, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 16

1. We note your response to comment 6 in our letter dated May 29, 2009, in which you provide a general explanation regarding compliance with Item 303(A)(3)(ii) of Regulation S-K as your reason for presenting the non-GAAP measures in question. However, it remains unclear how you determined that the presentation of these non-GAAP measures (e.g., housing gross profit margins, excluding inventory and joint venture valuation adjustments and write-offs and SG&A expenses as a percentage of

revenue excluding severance, relocation, model abandonment costs, and goodwill impairment) is consistent with the guidance in Item 10(e)(1)(ii) of Regulation S-K, as the items that have been excluded from the GAAP measure have occurred in more than one reporting period. As previously requested, please tell us how you determined these measures comply with the guidance in Item 10(e)(1)(ii) of Regulation S-K or remove the presentation of the non-GAAP measures in future filings. If you believe the presentation of these non-GAAP measures is consistent with the guidance, please provide the disclosures required by Item 10(e) of Regulation S-K and discussed in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please note that these disclosures should be company-specific rather than general in nature. Include an example of your proposed future disclosure in your response.

Critical Accounting Policies, page 30

Inventory Valuation, page 31

2. We note the disclosures you intend to include in future filings in response to comment 10 in our letter dated May 29, 2009. Specifically, we note that you intend to disclose the number of communities impaired and the total communities by reportable segment for each period presented. In future filings, please also disclose the number of projects that you tested for impairment in accordance with SFAS 144 (i.e., estimated the undiscounted cash flows to compare to the carrying value) by reportable segment during each period presented. As previously noted, we believe this disclosure will provide investors with a better understanding of the impairment charges you have recognized during each period presented.

3. Regarding the disclosures you intend to include in future filings that are to provide investors with an understanding of the material assumptions used to estimate undiscounted cash flows, it is unclear how this disclosure adequately explains to investors the material considerations and inputs that are evaluated to estimate undiscounted cash flows for each community. In future filings, please provide a more comprehensive discussion of these considerations and inputs to allow investors to better understand how management arrived at the estimated undiscounted cash flows. Further, please also provide investors with a better understanding as to how management develops the discounts rates used for each community. Please provide us with the disclosure you intend to include in future filings. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Consolidated Balance Sheets, page 35

4. We note your response to comment 12 in our letter dated May 29, 2009. Please clarify whether the $30 million of restricted cash representing compensating balances for your letters of credit is legally restricted. If the $30 million is legally restricted, please separately present the restricted cash from cash and cash equivalents in future filings. Please refer to Rule 5-02.1 of Regulation S-X for guidance.

Item 15. Exhibits, Financial Statement Schedules, page 68

5. We note your response to our prior comment 16. Please file the complete copies of the omitted exhibits, including the omitted schedules and exhibits, with your next Exchange Act report.

Form 8-K Filed on June 25, 2009

6. Your disclosure indicates that you have entered into new secured letter of credit arrangements with the three banks that issued the outstanding letters of credit under your recently terminated Credit Agreement. With respect to the new secured letter of credit arrangements, please tell us why you did not file information pursuant to Item 1.01 of Form 8-K.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone at (202) 551-3262, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397.

                                                Sincerely,

                                                Terence O'Brien
                                                Accounting Branch Chief